FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

RELEVANT FACT

ENDESA, S.A.
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
SEPTEMBER 25, 2007 (at first call)
INFORMATION ON MAJORITY VOTES REQUIRED

At its August 3, 2007 meeting, the Board of Directors of Endesa, S.A. agreed to convene an Extraordinary General Shareholders’ Meeting to be held on September 25, 2007 at first call, for the purpose of permitting shareholders to vote on the amendments to Endesa’s articles of association on which Acciona, S.A. and Enel Enery Europe S.r.L. have conditioned their joint tender offer.  These amendments, which are described in the meeting agenda, concern the following articles: Article 32 (limitation on voting rights), Article 37 (number and types of directors), Article 38 (term of office of directors) and Article 42 (qualifications of directors).  Notice of Endesa’s Extraordinary General Shareholders’ Meeting, the full text of each proposal to be put to shareholder vote and the Board of Directors’ report concerning the proposed amendments to Endesa’s articles of association are available free of charge on Endesa’s website at www.endesa.es and on the CNMV’s website at www.cnmv.es, as well as at Endesa’s main executive offices located at Ribera del Loira, 60 in Madrid, and in other locations that Endesa has designated for this purpose.

Modification of Articles 37, 38 and 42 of Endesa’s articles of association must be approved by the quorum and majority vote of shareholders specified by the law generally applicable to amendments to corporate articles of association.  Pursuant to such law, because the shareholders’ meeting is expected to be held at first call, modification to the above-referenced articles of association will require the favorable vote of a majority of all shares present or represented at the meeting and permitted to be cast (disregarding, for this purpose, votes that cannot be cast by shareholders to whom the voting limitation contained in Article 32 of Endesa’s articles of association is applied as a result of shareholdings in excess of 10% of Endesa’s total share capital).

However, pursuant to the provisions of Article 32, approval of the amendment to Article 32 will require that, in addition to approval by a majority of the votes permitted to be cast at the meeting, shareholders casting votes in favor of the amendment own [for this purpose, the voting limitation referred to above having no effect] more than 50% of Endesa’s total share capital.

Madrid, September 18, 2007

Salvador Montejo Velilla

Secretary of the Company and of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: September 21, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations